Exhibit 12.1

						Six Months Ended March 31
	2012	2013	2014	2015	2016	2016	2017
Earnings
Earnings (loss) before income taxes from continuing operations	(175,970)	(35,653)	(6,874)	22,030	21,703	(3,395)	(15,858)
Plus: Fixed charges	126,892	116,720	128,703	123,482	120,930	61,352	54,396
Less: Capitalized interest	(53,444)	(55,618)	(76,122)	(92,002)	(93,972)	(46,490)	(44,271)
Add: Interest amortized to COS	60,952	41,246	40,820	56,164	78,611	29,724	35,463
Add: Interest impaired to COS	275	—	245	—	710	84	—

Earnings available for fixed charges	(41,295)	66,695	86,772	109,674	127,982	41,275	29,730

Fixed Charges	126,892	116,720	128,703	123,482	120,930	61,352	54,396

Ratio of Earnings to Fixed Charges	(a )	0.6x	0.7x	0.9x	1.1x	0.7x	0.6x